21925 W. Field Pkwy, Suite 235 Deer Park, IL 60010 USA Tel: 847.787.7361 etonpharma.com

January 13, 2026

Bonnie Baynes

Division of Corporation Finance Office of Life Sciences

Securities and Exchange Commission

Via email to bbaynes@sec.gov

Re:	Eton Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2024 Filed March 18, 2025 Form 8-K filed November 6, 2025 File No. 001-38738

Dear Ms. Baynes:

On behalf of Eton Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated December 19, 2025 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed March 18, 2025 and Form 8-K filed on November 6, 2025. This letter is submitted pursuant to the extension granted by the Staff to respond by January 16, 2026. For the Staff’s convenience, the comments are reproduced below in bold, followed by the Company’s responses. Terms used herein and not otherwise defined have the meaning given them in the Purchase Agreement (as defined below).

Form 10-K for the Fiscal Year Ended December 31, 2024 filed March 18, 2025

Note 4 – Business Combination, page 53

1.

We note your disclosures in Notes 4 and 15, and Form 8-K/A filed November 18, 2025, of the October 2, 2024 Asset Purchase Agreement with Ipsen Biopharmaceuticals, Inc. (“Ipsen”) for the acquisition of Increlex, which includes an obligation to purchase additional inventory over 30 months, in an amount not to exceed €15,000. Please tell us the following:

●	Tell us your accounting under ASC 805 for the additional inventory purchase obligation as no portion of the purchase price was allocated to this consideration.

●	Please describe to us the payment terms of the related liability to Ipsen for this additional inventory.

●

Clarify if your disclosures related to "Remaining Inventory" in the redacted agreement filed as exhibit 10.11 relates to the additional purchased inventory, and if so, provide us the redacted information from that agreement and how it was considered in your accounting determination.

Accounting consideration under ASC 805:

The Remaining Inventory Value Payment relates to inventory in countries where the marketing authorizations and government approvals related to Increlex have not yet been obtained and transferred at the closing date under the asset purchase agreement (the “Purchase Agreement”) between Eton Pharmaceuticals, Inc. (the “Company”) and Ipsen Biopharmaceuticals, Inc. (“Ipsen”) (filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed March 18, 2025). The entities holding inventory at the time of the acquisition are not legal entities acquired or consolidated into the Company through ASC 805, but rather Ipsen entities and/or third-party distributors. If and when the relevant government approvals are obtained, the inventory will transfer to the Company on the Remaining Inventory Transfer Date. The Remaining Inventory Value will be calculated based on the inventory available for transfer at the handover date.

The Company has a contingent obligation to purchase up to €15 million of inventory from Ipsen at fair market value on the Remaining Inventory Transfer Date. The Remaining Inventory Transfer Date is defined as six months following the closing date. This contingent purchase obligation will occur upon receipt of all required governmental approvals in each jurisdiction. At that time, the remaining inventory in each territory will be determined, and its value will be calculated based on the established price per vial for each inventory category, including finished goods and bulk naked vials of the Increlex Product, in order to prepare the Remaining Inventory Closing Statement.

As the pricing of the contingent purchase commitment is based on fair value of the inventory, it does not include an off-market component. Accordingly, the Company does not believe that the purchase consideration currently recorded for the business combination, accounted for under ASC 805, is affected by this separate concurrent arrangement. In other words, the Company considered whether any consideration relating to separate transactions would be attributed to this separate future transaction and accounted for separately.

The Company considers the future contingent purchase commitment for inventory to be a separate arrangement from the business combination for the following reasons:

ASC 805-10-25-20 states:

The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).

ASC 805-10-25-21 states:

A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a.	A transaction that in effect settles preexisting relationships between the acquirer and acquiree (see paragraphs 805-10-55-20 through 55-23)

b.	A transaction that compensates employees or former owners of the acquiree for future services (see paragraphs 805-10-55-24 through 55-26)

c.	A transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition-related costs (see paragraph 805-10-25-23).

ASC 805-10-55-18 states:

Paragraphs 805-10-25-20 through 25-22 establish the requirements to identify amounts that are not part of the business combination. The acquirer should consider the following factors, which are neither mutually exclusive nor individually conclusive, to determine whether a transaction is part of the exchange for the acquiree or whether the transaction is separate from the business combination:

a.

The reasons for the transaction. Understanding the reasons why the parties to the combination (the acquirer, the acquiree, and their owners, directors, managers, and their agents) entered into a particular transaction or arrangement may provide insight into whether it is part of the consideration transferred and the assets acquired or liabilities assumed. For example, if a transaction is arranged primarily for the benefit of the acquirer or the combined entity rather than primarily for the benefit of the acquiree or its former owners before the combination, that portion of the transaction price paid (and any related assets or liabilities) is less likely to be part of the exchange for the acquiree. Accordingly, the acquirer would account for that portion separately from the business combination.

b.

Who initiated the transaction. Understanding who initiated the transaction may also provide insight into whether it is part of the exchange for the acquiree. For example, a transaction or other event that is initiated by the acquirer may be entered into for the purpose of providing future economic benefits to the acquirer or combined entity with little or no benefit received by the acquiree or its former owners before the combination. On the other hand, a transaction or arrangement initiated by the acquiree or its former owners is less likely to be for the benefit of the acquirer or the combined entity and more likely to be part of the business combination transaction.

c.

The timing of the transaction. The timing of the transaction may also provide insight into whether it is part of the exchange for the acquiree. For example, a transaction between the acquirer and the acquiree that takes place during the negotiations of the terms of a business combination may have been entered into in contemplation of the business combination to provide future economic benefits to the acquirer or the combined entity. If so, the acquiree or its former owners before the business combination are likely to receive little or no benefit from the transaction except for benefits they receive as part of the combined entity.

In analyzing the factors under ASC 805-10-55-18 as established in the guidance to help determine whether a transaction is a part of the exchange for the acquiree or whether the transaction is separate from the business combination, the Company determined the following:

a)

Reason for the transaction – The transfer of inventory for the international territories and the related Remaining Inventory Value Payment at a later date are due to there being marketing authorizations and government approvals required for the Company to be able to distribute and sell Increlex in each country. The future right to purchase inventory from Ipsen post business combination is a benefit to the Company after the business combination.

b)

Who initiated the transaction – The transaction for the Remaining Inventory would have been initiated by both parties to the Purchase Agreement to manage the transfer of inventory for the international territories. Once title transfers to the inventory, the Company will be able to obtain all future economic benefits from the sale of the Increlex Product in those international territories.

c)	Timing of the transaction – The future purchase commitment was negotiated as part of the business combination to benefit the Company post business combination.

Because the future purchase commitment does not include an off-market component and is intended to provide the Company with post-combination benefits by enabling future inventory purchases, the Company concludes that this concurrent arrangement does not affect the currently recorded accounting treatment of the business combination under ASC 805.

Payments terms of the related liability to Ipsen for additional inventory:

The Company will pay for the additional inventory in eight quarterly installments over eight consecutive calendar quarters, commencing from the Remaining Inventory Transfer Date, which was six months following the Close Date, or June 19, 2025.

Remaining Inventory disclosure:

Yes, the Company’s disclosure related to “Remaining Inventory” in section 3.15 of the redacted agreement filed as exhibit 10.11 on Form 10-K for the fiscal year ended December 31, 2024 related to the additional purchased inventory from Ipsen. The following is the unredacted information associated with the Remaining Inventory:

3.15.1 The Remaining Inventory is in good working order, has passed (or is reasonably expected to pass) Ipsen’s (or its Affiliate’s) quality control procedures, and has no more than reasonable wear and tear. The Remaining Inventory at the Remaining Inventory Transfer Date shall be commercially saleable and have a minimum shelf life as follows of at least:

(1) for the Increlex Product in final packaged form labelled with the Ipsen Brand, for distribution to end users, up to a maximum of 2,600 vials of the Increlex Product will have a minimum shelf life of six (6) months and the rest will have a minimum shelf life of nine (9) months; and

(2) twelve (12) months for the Increlex Product in bulk naked vial form.

Form 8-K filed November 6, 2025

Item 2: Exhibit 99.1 Eton Pharmaceuticals Reports Third Quarter 2025 Financial Results, page general

2.

We note the tabular reconciliations in your earnings release where you reconcile non-GAAP financial measures to the most directly comparable GAAP measures appear to essentially represent full non-GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your disclosures in future filings.

The Company respectfully acknowledges the Staff’s comment. Beginning with its next earnings release and in future filings, the Company will revise its non-GAAP reconciliation disclosures and limit such reconciliations to those line items necessary to reconcile the disclosed non-GAAP financial measures to the most directly comparable GAAP measures and will modify the format and presentation to avoid any implication that the tables represent complete non-GAAP income statements.

We believe these responses address the Staff’s comments. Please contact the undersigned with any questions.

Sincerely,

/s/ James R. Gruber

James R. Gruber

Chief Financial Officer

cc: Geoffrey R. Morgan, Croke Fairchild Duarte & Beres LLC